EXHIBIT 1

RedHill Biopharma Reports Results for the Second Quarter of 2015

Key Highlights Include:

  Strong cash position of approximately $26.6 million at the end of the second quarter of 2015 and approximately $66 million as of July 28, 2015, following the Company's July 2015 public offering in the U.S.
  Gross proceeds of $44.5 million from the Company's July 2015 public offering in the U.S., including the exercise of 277,143 ADSs by the underwriters under their over-allotment option; Participants in the public offering included prominent U.S. healthcare institutional investors
  RedHill's partner, Salix Pharmaceuticals, confirmed that it continues the development of RedHill's RHB-106 solid oral bowel preparation program
  Key milestones achieved in the second quarter of 2015 included positive top-line results from the RHB-105 (H. pylori) first Phase III study which successfully met its primary endpoint, completion of patient enrollment in the Phase IIa study with RHB-104 for multiple sclerosis, initiation of a Phase I/II study with ABC294640 for refractory lymphoma and acceptance of the RHB-104 Crohn's disease Phase III Clinical Trial Application in Europe

TEL-AVIV, Israel, July 29, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company primarily focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today reported its financial results for the quarter ended June 30, 2015.

Financial highlights for the second quarter and six months ended June 30, 2015:

Revenues for the six months ended June 30, 2015 were immaterial compared to revenues of approximately $7.0 million for the six months ended June 30, 2014, which resulted mainly from an upfront payment of $7.0 million received from Salix Pharmaceuticals, Inc. ("Salix") for the out-licensing of RedHill's RHB-106 encapsulated bowel preparation and related rights.

Cost of Revenues for the six months ended June 30, 2015 was immaterial compared to approximately $1.0 million for the six months ended June 30, 2014, which resulted from a payment of $1.0 million to Giaconda Limited, triggered by the Salix licensing transaction.

Research and Development Expenses, net for the quarter ended June 30, 2015 were approximately $5.1 million, an increase of approximately $1.9 million, or approximately 59%, compared to approximately $3.2 million in the quarter ended June 30, 2014. Research and Development Expenses, net for the six months ended June 30, 2015 were approximately $8.9 million, an increase of approximately $4.0 million, or approximately 82%, compared to approximately $4.9 million in the six months ended June 30, 2014. The increase in both periods was mainly due to expenses related to the ongoing Phase III studies with RHB-104 (Crohn's disease), RHB-105 (H. pylori) and BEKINDA™ (gastroenteritis and gastritis).

General and Administrative Expenses for the quarter ended June 30, 2015 were approximately $0.8 million, a decrease of approximately $0.2 million, or approximately 20%, compared to approximately $1.0 million in the quarter ended June 30, 2014. The decrease was mainly due to a decrease in share-based compensation.

Financing Expenses, net for the quarter ended June 30, 2015 were approximately $0.7 million, an increase of approximately $0.3 million, or approximately 75%, compared to approximately $0.4 million in the quarter ended June 30, 2014. The increase was mainly due to a non-cash financing expense of $0.9 million resulting from the revaluation of the Company's derivative financial instruments.

Operating Loss for the quarter ended June 30, 2015 was approximately $5.9 million, an increase of approximately $1.8 million, or approximately 44%, compared to approximately $4.1 million in the quarter ended June 30, 2014. The increase resulted mainly from an increase in Research and Development Expenses, net. Operating Loss for the six months ended June 30, 2015 was approximately $10.6 million, an increase of approximately $9.8 million compared to approximately $0.8 million in the six months ended June 30, 2014. The increase was mainly due to the $7 million revenues from the Salix transaction received in the first quarter of 2014 and to an increase in Research and Development Expenses, net.

Net Cash Used in Operating Activities for the quarter ended June 30, 2015 was approximately $4.7 million, an increase of approximately $0.5 million, or approximately 12%, compared to approximately $4.2 million in the quarter ended June 30, 2014. The increase resulted mainly from an increase in Research and Development Expenses, net. Net Cash Used in Operating Activities for the six months ended June 30, 2015 was approximately $8.1 million, an increase of approximately $5.6 million, or approximately 224%, compared to approximately $2.5 million in the six months ended June 30, 2014. The increase was mainly due to revenues from the Salix transaction received in the first quarter of 2014.

Net Cash Provided by Investment Activities for the quarter ended June 30, 2015 was approximately $3.5 million, compared to Net Cash Used in Investment Activities of approximately $16.8 million in the quarter ended June 30, 2014. The Net Cash Provided by Investment Activities in the quarter ended June 30, 2015 was mainly due to the change in investment in short-term bank deposits and partially offset by an upfront payment of $1.5 million to Apogee Biotechnology Corporation ("Apogee") as part of the Apogee licensing transaction. In addition, the Company recorded $2.0 million as a current liability as part of the same Apogee licensing transaction. Net Cash Used in Investment Activities for the six months ended June 30, 2015 was approximately $3.6 million, a decrease of approximately $13.2 million, or approximately 79%, compared to approximately $16.8 million in the six months ended June 30, 2014. The decrease was mainly due to investments of cash in bank deposits in the amount of $17 million during the six months ended June 30, 2014.

Net Cash Provided by Financing Activities for the six months ended June 30, 2015 was approximately $13.2 million, mainly from the February 2015 public offering, compared to approximately $24.4 million for the six months ended June 30, 2014, mainly from two private placements, for a total of $20 million and the exercise of warrants, during the first quarter of 2014.

Cash Balance1 as of June 30, 2015 was approximately $26.6 million,compared to $32.6 million as of March 31, 2015. The decrease resulted mainly from an increase in expenses due to the Company's research and development activities. The cash position as of June 30, 2015 does not include the gross proceeds of $44.5 million before underwriting discounts and commissions and other offering expenses from the July 2015 public offering.

1 Including cash, bank deposits and short-term investments.

Ori Shilo, Deputy CEO, Finance and Operations said: "The second quarter of 2015 was very successful for RedHill. We reached an important milestone with the positive top-line results from the RHB-105 (H. pylori) first Phase III study, successfully meeting the study's primary endpoint. Our recent public offering of $44.5 million in gross proceeds has significantly strengthened our cash position to approximately $66 million as of July 28, 2015, and allows us to continue to develop our pipeline of advanced clinical programs, including the two ongoing Phase III studies with BEKINDA™ for gastroenteritis and with RHB-104 for Crohn's disease, and to conduct a second Phase III study with RHB-105 for H. pylori infection. During this quarter we completed enrollment for the Phase IIa, proof-of-concept clinical study of RHB-104 for multiple sclerosis, with top-line interim results expected in the fourth quarter of 2015 or the first quarter of 2016, and we have also recently initiated a Phase I/II clinical study in the U.S. with ABC294640 for refractory lymphoma."

Recent operational highlights:

  On July 27, 2015, the Company updated that it had received confirmation from Salix Pharmaceuticals Ltd., recently acquired by Valeant Pharmaceuticals International, Inc., (NYSE:VRX) (TSX:VRX), that it continues the development of RedHill's RHB-106 tasteless solid oral formulation bowel preparation development program. RedHill and Salix entered into an exclusive license agreement in February 2014, under which Salix acquired the worldwide exclusive rights to RedHill's RHB-106 encapsulated formulation for bowel preparation and rights to other purgative developments.

  On July 22, 2015, the Company closed its underwritten public offering, which included an over-allotment option exercised by the underwriters of 277,143 American Depository Shares ("ADSs"), for a total of 2,739,143 ADSs, each representing 10 of its ordinary shares, at an offering price of $16.25 per ADS. Gross proceeds from the public offering were approximately $44.5 million, before underwriting discounts and commissions and other offering expenses. Investors in the offering included Broadfin Capital LLC, Visium Asset Management, Special Situations Funds, funds managed by Sabby Management LLC, Longwood Capital Partners LLC, Menora Mivtachim and others. Nomura and Roth Capital Partners actedas joint book-running managers. MLV & Co. and H.C. Wainwright & Co. acted as co-managers for the offering.

  On July 15, 2015, the Company announced that it had elected to extend its August 2014 exclusive option agreement with RESprotect GmbH for the acquisition of the pancreatic cancer drug candidate RP101. RedHill further updated that it had commenced a preclinical development program for RP101 to examine the efficacy of RP101 in various tumor models. The preclinical program is intended to support the existing clinical data and to assess a potential clinical development path for RP101.

  On July 6, 2015, the Company announced that it had received regulatory authorization to commence patient enrollment in Australia and New Zealand for its ongoing Phase III study with RHB-104 for Crohn's disease (the MAP US study), and had commenced patient screening in New Zealand. The MAP US first Phase III study is currently ongoing in the U.S. and additional countries, with interim analysis of the study expected in the second half of 2016, after half of the 270 patients expected to be enrolled in the study will have completed 26 weeks of treatment. RedHill further announced, in June 2015, that the UK Medicines and Healthcare Products Regulatory Agency (MHRA) had accepted RedHill's Clinical Trial Application (CTA) to initiate a second Phase III study of RHB-104 for Crohn's disease (the MAP EU study). The MAP EU study is planned to commence in a select number of European counties, and, once initiated, will run in parallel with the currently ongoing MAP US first Phase III study. RedHill also announced, in July 2015, that it had received two notices of allowance from the United States Patent and Trademark Office (USPTO) regarding two patent applications covering RHB-104, which are expected to be valid through 2029.

  On June 29, 2015, the Company announced that it had initiated a Phase I/II clinical study in the U.S. to evaluate ABC294640 in patients with refractory/relapsed diffuse large B-cell lymphoma (DLBCL). The Phase I/II study is intended to evaluate the safety and tolerability of ABC294640, as well as provide a preliminary evaluation of efficacy of the drug in patients with refractory/relapsed DLBCL, primarily patients with HIV-related DLBCL. The study is funded primarily by a grant awarded by the National Cancer Institute (NCI) STTR program.

  On June 15, 2015, the Company announced positive top-line results from its Phase III study with RHB-105 for the treatment of Helicobacter pylori (H. pylori) bacterial infection. Top-line results from the study demonstrated 89.4% efficacy in eradicating H. pylori infection with RHB-105. The ERADICATE Hp first Phase III study successfully met its primary endpoint of superiority over historical standard of care efficacy levels of 70%, with high statistical significance (p <0.001). No serious adverse events, new or unexpected safety issues related to the drug candidate were noted in the study. A meeting with the FDA is being planned by RedHill to discuss the clinical and regulatory path for approval of RHB-105 as a potential best-in-class, first-line therapy for H. pylori infection. Completion of the clinical study report (CSR) is expected in the third quarter of 2015. RedHill also announced, in April 2015, that the USPTO had issued a Notice of Allowance for a new U.S. patent covering the RHB-105 formulation, which is expected to be valid until at least 2034.

  On June 9, 2015, the Company announced that the last patient had been enrolled in the Phase IIa, proof-of-concept clinical study evaluating RHB-104 as an add-on therapy to interferon beta-1a in patients treated for relapsing-remitting multiple sclerosis (RRMS). Seventeen patients were enrolled in the open label Phase IIa study (the CEASE-MS study), which is designed to assess the efficacy and safety of RHB-104 as an add-on therapy to interferon beta-1a in patients suffering from RRMS following 24 weeks of treatment. Patients are evaluated for an additional term of 24 weeks after completing treatment with RHB-104. The CEASE-MS study is being conducted at two medical centers in Israel and top-line interim results are expected either in the fourth quarter of 2015 or the first quarter of 2016.

Conference Call and Webcast Information:

The Company will host a conference call and an audio webcast on July 29, 2015, at 9:00 am EDT (16:00 Israel time) to review the second quarter 2015 financial results and business highlights.

To participate in the conference call, please dial the following numbers five to ten minutes prior to the start of the call: United States: +1-877-280-2342; International: +1-212-444-0895; and Israel: +972-3-721-9510. The access code for the call is 8030636.

The conference call will be broadcasted live and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) ABC294640 - an orally-administered first-in-class SK2 selective inhibitor targeting multiple inflammatory-GI diseases and related oncology indications with a first Phase I/II initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended		Six months ended June 30
	June 30		June 30
	2015	2014	2015	2014
	U.S. dollars in thousands

REVENUES:
Licensing revenue	--	--	--	7,000
Other revenue	1	4	2	9
	1	4	2	7,009
TOTAL REVENUES
COST OF REVENUE	--	--	--	1,050
RESEARCH AND DEVELOPMENT EXPENSES, net	5,090	3,157	8,919	4,893
GENERAL AND ADMINISTRATIVE EXPENSES	801	961	1,728	1,988
OTHER INCOME	--	--	--	100
OPERATING LOSS	5,890	4,114	10,645	822
FINANCIAL INCOME	167	133	91	222
FINANCIAL EXPENSES	873	543	684	547
FINANCIAL EXPENSES, net	706	410	593	325
LOSS AND COMPREHENSIVE LOSS	6,596	4,524	11,238	1,147

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.07	0.05	0.12	0.01
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	99,438	87,559	96,574	85,354

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	June 30	December 31
	2015	2014
	U.S. dollars in thousands

CURRENT ASSETS:
Cash and cash equivalents	7,439	5,892
Bank deposits	19,041	17,053
Prepaid expenses and receivables	1,572	3,074
	28,052	26,019
NON-CURRENT ASSETS:
Bank deposits	78	76
Fixed assets	136	146
Intangible assets	6,115	2,615
	6,329	2,837
TOTAL ASSETS	34,381	28,856

CURRENT LIABILITIES :
Accounts payable and accrued expenses	2,012	1,720
Intangible assets payable	2,000	--
	4,012	1,720
NON-CURRENT LIABILITIES --
Derivative financial instruments	2,746	2,125
TOTAL LIABILITIES	6,758	3,845

EQUITY:
Ordinary shares	271	240
Additional paid-in capital	79,135	65,461
Warrants	1,057	1,528
Accumulated deficit	(52,840)	(42,218)
TOTAL EQUITY	27,623	25,011
TOTAL LIABILITIES AND EQUITY	34,381	28,856

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands

BALANCE AT APRIL 1, 2015	271	79,099	1,057	(46,538)	33,889

CHANGES IN THE THREE-MONTH PERIOD ENDED
JUNE 30, 2015:
Share-based compensation to employees and service providers	--	--	--	294	294
Exercise of options into ordinary shares	*	36	--	--	36
Comprehensive loss	--	--	--	(6,596)	(6,596)
BALANCE AT JUNE 30, 2015	271	79,135	1,057	(52,840)	27,623
BALANCE AT APRIL 1, 2014	239	64,858	1,591	(29,638)	37,050

CHANGES IN THE THREE-MONTH PERIOD ENDED
JUNE 30, 2014:
Share-based compensation to employees and service providers	--	--	--	626	626
Exercise of warrants and options into ordinary shares, net	1	589	(63)	--	527
Comprehensive loss	--	--	--	(4,524)	(4,524)
BALANCE AT JUNE 30, 2014	240	65,447	1,528	(33,536)	33,679

* Represents amount less than $1 thousand.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary shares	Additional paid-in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2015	240	65,461	1,528	(42,218)	25,011
CHANGES IN THE SIX-MONTH PERIOD ENDED
JUNE 30, 2015:
Share-based compensation to employees and service providers	--	--	--	616	616
Exercise of options into ordinary shares	*	36	--	--	36
Issuance of ordinary shares, net of expenses	31	13,167	--	--	13,198
Warrants expiration	--	471	(471)	--	--
Comprehensive loss	--	--	--	(11,238)	(11,238)
BALANCE AT JUNE 30, 2015	271	79,135	1,057	(52,840)	27,623
BALANCE AT JANUARY 1, 2014	174	43,144	1,867	(33,260)	11,925
CHANGES IN THE SIX-MONTH PERIOD ENDED
JUNE 30, 2014:
Share-based compensation to employees and service providers	--	--	--	871	871
Exercise of options and warrants into ordinary shares, net	11	5,682	(702)	--	4,991
Issuance of ordinary shares and warrants, net of expenses	55	15,927	1,057	--	17,039
Warrants expiration	--	694	(694)	--	--
Comprehensive loss	--	--	--	(1,147)	(1,147)
BALANCE AT JUNE 30, 2014	240	65,447	1,528	(33,536)	33,679
*Represents amount less than $1 thousand.

REDHILL BIOPHARMA LTD.
CONDENSED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	U.S. dollars in thousands

OPERATING ACTIVITIES:
Comprehensive loss	(6,596)	(4,524)	(11,238)	(1,147)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	294	626	616	871
Depreciation and amortization	8	6	17	13
Cost of out- licensing of intangible assets	--	--	--	50
Fair value losses on derivative financial instruments	869	550	621	534
Fair value gains on financial assets at fair value through profit or loss	--	(1)	--	--
Revaluation of bank deposits	14	(10)	10	(8)
Exchange differences in respect of cash and cash equivalents	(114)	(130)	53	(214)
	1,071	1,041	1,317	1,246
Changes in assets and liability items:
Decrease (increase) in prepaid expenses and receivables	796	(1,165)	1,502	(1,881)
Increase (decrease) in accounts payable and accrued expenses	49	484	367	(706)
	845	(681)	1,869	(2,587)
Net cash used in operating activities	(4,680)	(4,164)	(8,052)	(2,488)
INVESTING ACTIVITIES:
Purchase of fixed assets	(5)	(5)	(7)	(30)
Purchase of intangible assets	(1,500)	--	(1,575)	--
Change in investment in current bank deposits	5,000	(7,000)	(2,000)	(7,000)
Purchase of non-current bank deposits	--	(10,000)	--	(10,000)
Proceeds from sale of financial assets at fair value through profit or loss	--	243	--	243
Net cash provided by (used in) investing activities	3,495	(16,762)	(3,582)	(16,787)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and derivative financial instruments, net	--	--	13,198	19,364
Exercise of warrants and options into ordinary shares, net	36	527	36	4,991
Net cash provided by financing activities	36	527	13,234	24,355
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,149)	(20,399)	1,600	5,080
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	114	130	(53)	214
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,474	37,414	5,892	11,851
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,439	17,145	7,439	17,145
Supplementary information on interest received in cash	54	9	80	15
Supplementary information on investing activities not involving cash flows --	--	1,000	2,000	1,000
Purchase of intangible assets

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development &
         Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com